UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

NF INVESTMENT CORP.

(Name of Company)

520 Madison Avenue, 40th Floor

New York, NY 10022

Address of Principal Business Office

(Number and Street, City, State and Zip Code)

(212) 813-4900

Telephone Number (including area code)

814-01004

File Number under the Securities Exchange Act of 1934

NF Investment Corp. (the “Company”) is withdrawing its election under section 54(a) of the Act on the following basis for filing this Notification of Withdrawal:

On June 9, 2017, the Company merged with and into TCG BDC, Inc. (“TCG BDC”), a Maryland corporation that has elected to be regulated as a business development company under section 54(a) of the Act, with TCG BDC continuing as the surviving company in the merger. In connection with the merger, all of the Company’s outstanding shares of common stock were converted into shares of TCG BDC’s common stock and cash.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York on the 13th day of June, 2017.

NF INVESTMENT CORP.

By:	/s/ Orit Mizrachi
	Name:	Orit Mizrachi
	Title:	Chief Operating Officer

Attest:		/s/ Venugopal Rathi
	Name:	Venogopal Rathi
	Title:	Chief Financial Officer and Treasurer